# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Texas Mineral Resources Corp., CIK 0001445942
CUSIP: 882672108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 527 21st Street, #44, Galveston, Texas (TX), 77550
Date of event which requires filing of this statement: 11/28/2025
Amends the filing with accession number 0001785185-19-000003
Filed by CIK 0001785185
Persons authorized to receive notices and communications: Bernard Masters, 4801 N. Butler Ave., Suite 12000, Farmington, Colorado (CO), 87401, 505-787-9299

## Reporting persons
- Navajo Transitional Energy Company, LLC (CIK 0001785185): type of reporting person: other (OO); citizenship or place of organization: New Mexico (NM); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 9,361,883; sole dispositive power 0; shared dispositive power 9,361,883; aggregate amount beneficially owned 9,361,883 (11.5% of the class)
  Comment: Navajo Transitional Energy Company, LLC is a limited liability company formed under the laws of the Navajo Nation.
- Lund LaVern K (CIK 0001705977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 176,085; shared voting power 9,361,883; sole dispositive power 176,085; shared dispositive power 9,361,883; aggregate amount beneficially owned 9,537,968 (11.7% of the class)
- Denetclaw Peter Jr. (CIK 0001840200): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 163,289; shared voting power 9,361,883; sole dispositive power 163,289; shared dispositive power 9,361,883; aggregate amount beneficially owned 9,525,172 (11.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Texas Mineral Resources Corp.
Address of issuer's principal executive offices: 527 21st Street, #44, Galveston, Texas (TX), 77550
Comment: This Amendment No. 4 (Amendment No. 4") amends and supplements the statements on Schedule 13D filed with the Securities and Exchange Commission ("SEC") on August 13, 2019 (the "Original Schedule 13D") as amended by Amendment No. 1 filed on filed on January 30, 2025, by Amendment No. 2 filed on February 3, 2025, and by Amendment No.3 filed on October 22, 2025, with respect to the Common Stock, par value $0.01 (the "Common Stock") of Texas Mineral Resources Corp., a Delaware corporation (the "Issuer"). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, and Amendment No. 3 is referred to herein as the "Amended Schedule 13D", and the Amended Schedule 13D, as amended by this Amendment No. 4, is referred to herein as the "Schedule 13D/A. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Amended Schedule 13D. This Amendment No. 4 amends Item 5 as set forth below.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The first two sentences of Item 5(a) are hereby amended and restated to read as follows:(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D/A relates to is 9,701,257 shares of Common Stock, constituting approximately 12% of the currently outstanding Common Stock of the Issuer. The aggregate number of and percentage of shares of Common Stock reported herein are based upon the 81,335,813 shares of Common Stock outstanding as of November 25, 2025, as reported in the Annual Report of the Issuer on Form 10-K for the fiscal year ended August 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated in its entirety to read as follows:

NTEC:
As of the date hereof, NTEC may be deemed to be the beneficial owner of 9,361,883 shares of Common Stock, equal to 11.5% of the outstanding Common Stock, as follows:
i) Sole power to vote or direct the vote: 0
ii) Shared power to vote or direct the vote: 9,361,883 shares
iii) Sole power to dispose or direct the disposition: 0
iv) Shared power to dispose or direct the disposition: 9,361,883 shares

LaVern K. Lund:
As of the date hereof, Mr. Lund may be deemed to be the beneficial owner of 9,537,968 shares of Common Stock, equal to 11.7% of the outstanding Common Stock, as follows:
i) Sole power to vote or direct the vote: 176,085 shares
ii) Shared power to vote or direct the vote: 9,361,883 shares
iii) Sole power to dispose or direct the disposition: 176,085 shares
iv) Shared power to dispose or direct the disposition: 9,361,883 shares

Peter Denetclaw, Jr.:
As of the date hereof, Mr. Denetclaw may be deemed to be the beneficial owner of 9,525,172 shares of Common Stock, equal to 11.7% of the outstanding Common Stock, as follows:
i) Sole power to vote or direct the vote: 163,289 shares
ii) Shared power to vote or direct the vote: 9,361,883 shares
iii) Sole power to dispose or direct the disposition: 163,289 shares
iv) Shared power to dispose or direct the disposition: 9,361,883 shares
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated in its entirety to read as follows:

Navajo Transitional Energy Company, LLC sold 750,000 shares of Common Stock in open market brokerage transactions in three transactions as follows:
i. On October 28, 2025, 69,631 shares of Common Stock at a selling price of $1.3080 per share;
ii. On October 29, 2025, 315,369 shares of Common Stock at a selling price of $1.1310 per share;
iii. On October 30, 2025 365,000 shares of Common Stock at a selling price of $1.0385 per share;
No other transactions in shares of Common Stock were purchased or sold by NTEC, Mr. Lund, or Mr. Denetclaw during the past 60 days.

## Signatures
- Navajo Transitional Energy Company, LLC: LaVern K Lund, Chief Executive Officer (12/02/2025)
- Lund LaVern K: LaVern K Lund, LaVern K Lund (12/02/2025)
- Denetclaw Peter Jr.: Peter Denetclaw Jr., Peter Denetclaw Jr. (12/02/2025)